         This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration Statement No. 333-99157.


                                   PROSPECTUS


                              22,486,233 SHARES OF
                                  COMMON STOCK



                                [PEREGRINE LOGO]



         The selling stockholders identified on page 10 of this prospectus are offering for resale up to the number of shares of our common stock set forth opposite their respective names. The selling stockholders may sell the shares from time to time in the public market at the prevailing market price, in negotiated transactions, or as otherwise described in this prospectus under "Plan of Distribution".

         Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on The Nasdaq SmallCap Market under the symbol "PPHM". On August 29, 2002, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $0.60 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                The date of this Prospectus is September 10, 2002

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................3
FORWARD-LOOKING STATEMENTS.....................................................7
USE OF PROCEEDS................................................................8
SELLING STOCKHOLDERS...........................................................8
PLAN OF DISTRIBUTION..........................................................12
LEGAL MATTERS.................................................................13
EXPERTS.......................................................................13
WHERE TO LEARN MORE ABOUT US..................................................13
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................14
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
     LIABILITIES..............................................................14


         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

ABOUT PEREGRINE PHARMACEUTICALS, INC.

         Peregrine Pharmaceuticals, Inc., located in Tustin, California, is a biopharmaceutical company primarily engaged in the research, development, manufacture and commercialization of cancer therapeutics and cancer diagnostics through a series of proprietary platform technologies using monoclonal antibodies. During January 2002, our Company formed a wholly-owned subsidiary, Avid Bioservices, Inc., to provide an array of contract manufacturing services, including contract manufacturing of antibodies and proteins, cell culture development, process development, and testing of biologics for biopharmaceutical and biotechnology companies under current Good Manufacturing Practices.

         As used in this prospectus, the terms "we", "us", "our", "Company" and "Peregrine" refers to Peregrine Pharmaceuticals, Inc., and our wholly-owned subsidiaries, Avid Bioservices, Inc. and Vascular Targeting Technologies, Inc.

         Our main focus is on the development of our collateral targeting agent technologies. Collateral targeting agents typically use antibodies that bind to or target components found in or on most solid tumors. An antibody is a naturally occurring molecule that humans and other animals create in response to disease. In pre-clinical and/or clinical studies, these antibodies are capable of targeting and delivering therapeutic killing agents that kill cancerous tumor cells. We currently have exclusive rights to over 50 issued U.S. and foreign patents protecting various aspects of our technology and have additional pending patent applications that we believe will further strengthen our patent position. Our three collateral targeting agent technologies are known as tumor necrosis therapy, vascular targeting agents and vasopermeation enhancement agents, and are discussed in greater detail in our Annual Report on Form 10-K for the year ended April 30, 2002, which was filed with the Securities and Exchange Commission on August 13, 2002.

         In addition to collateral targeting agents, we have a direct tumor-targeting antibody, Oncolym(R), for the treatment of Non-Hodgkins B-cell Lymphoma. Oncolym(R) is currently in a Phase I/II clinical trial, which was developed and initiated by Schering A.G. Until recently, we continued to enroll patients as part of the clinical trial plan developed and initiated by Schering A.G. Based on our available financial resources, however, we have currently suspended patient enrollment for this study as we seek to license or partner Oncolym(R) and focus our financial resources on our more advanced clinical trials.

         Our principal executive offices are located at 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, and our telephone number is (714) 508-6000.

ABOUT THE OFFERING

         We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on page 10. The shares offered for resale by this prospectus include the following:

         o 5,221,540 common shares that are presently outstanding and owned by the selling stockholders,
         o 11,749,981 common shares, which reflects a number that is 125% of the number of shares that may be acquired by the selling stockholders upon the exercise of outstanding warrants; and
         o 5,514,712 shares, which reflects a number that is 125% of the number of shares that may be acquired by the selling stockholders upon the conversion of outstanding debentures.

         The figures noted above with respect to the outstanding debentures and warrants reflect an additional 25% of the shares of common stock currently issuable upon conversion or exercise of the debentures and warrants, respectively, because such additional shares are required to be included pursuant to the terms of the registration rights agreements that we entered into with the selling stockholders.

INFORMATION ON OUTSTANDING SHARES

         The number of shares of our common stock outstanding before and after this offering are set forth below:


         o Common stock outstanding before this offering   118,396,749 shares

         o Common stock outstanding after this offering    132,208,499 shares

         The numbers set forth above for the shares of common stock outstanding before this offering is the number of shares of our common stock outstanding on August 29, 2002. The number of shares of common stock outstanding after this offering includes (i) up to 9,399,982 shares of our common stock that may be issued upon the exercise of outstanding warrants and (ii) up to 4,411,768 shares of common stock that may be issued upon the conversion of outstanding debentures that may be resold pursuant to this prospectus, but do not include the additional 25% that we are required to include in the registration statement pursuant to the relevant registration rights agreements. The warrants have exercise prices of either $0.71 or $0.75 per share, and the conversion price of the debentures is $0.85 per share.

         The numbers set forth above do not include 21,834,804 shares of our common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding options and warrants other than those covered by this prospectus. These additional options and warrants are exercisable at prices ranging from $0.24 to $5.28 per share, with a weighted average exercise price of $1.60 per share.

                                  RISK FACTORS

         An investment in our common stock being offered for resale by the selling stockholders is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus or incorporated herein by reference before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial conditions or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

IF WE CANNOT OBTAIN ADDITIONAL FUNDING, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS MAY BE REDUCED OR DISCONTINUED.

         At August 29, 2002, we had approximately $9.5 million in cash and cash equivalents on hand. We have expended substantial funds on the research, development and clinical trials of our product candidates. As a result, we have historically experienced negative cash flows from operations since our inception and we expect the negative cash flows from operations to continue for the foreseeable future, unless and until we are able to generate sufficient revenues from our contract manufacturing services provided by our subsidiary Avid Bioservices, Inc. and/or from the sale and/or licensing of our products under development. While we expect Avid to generate revenues during the foreseeable future, we expect our monthly negative cash flow to continue for the foreseeable future, due to our anticipated clinical trial activities using Cotara(TM), our anticipated development costs associated with Vasopermeation Enhancement Agents ("VEA's") and Vascular Targeting Agents ("VTA's"), and expansion of our manufacturing capabilities. Although we expect research and development expenses to decrease over the next fiscal year primarily due to our available capital resources, we have the ability to expand our research and development plans based on potential capital resources obtained from future financing activities, potential licensing arrangements, and the potential revenues generated from Avid. We believe that we have sufficient cash on hand to meet our obligations on a timely basis through at least the current fiscal year assuming (i) we entered into no additional financing arrangements, (ii) we do not enter into any licensing arrangements for our other product candidates and (iii) we do not generate any other revenue from Avid except for amounts committed to under two signed contracts.

         In addition to the operations of Avid, we plan to obtain any necessary financing through one or more methods including either equity or debt financing and/or negotiating additional licensing or collaboration agreements for our platform technologies. There can be no assurances that we will be successful in raising such funds on terms acceptable to us, or at all, or that sufficient additional capital will be raised to complete the research, development, and clinical testing of our product candidates.

WE HAVE HAD SIGNIFICANT LOSSES AND WE ANTICIPATE FUTURE LOSSES.

         All of our products are currently in development, pre-clinical studies or clinical trials, and no sales have been generated from commercial product sales. We have incurred net losses in most fiscal years since we began operations in 1981. The following table represents net losses incurred during the past three fiscal years:

                                                        Net Loss
                                                        --------
                      Fiscal Year 2002                 $11,718,000
                      Fiscal Year 2001                 $ 9,535,000
                      Fiscal Year 2000                 $14,516,000

         As of April 30, 2002, we had an accumulated deficit of $128,447,000. While we expect to generate revenues from our contract manufacturing services to be provided by Avid, in order to achieve and sustain profitable operations, we must successfully develop and obtain regulatory approval for our products, either alone or with others, and must also manufacture, introduce, market and sell our products. The costs associated with clinical trials, contract manufacturing and contract isotope combination services are very expensive and the time frame necessary to achieve market success for our products is long and uncertain. We do not expect to generate product revenues for at least the next two years, and we may never generate product revenues sufficient to become profitable or to sustain profitability.

OUR PRODUCT DEVELOPMENT EFFORTS MAY NOT BE SUCCESSFUL.

         Since inception, we have been engaged in the development of drugs and related therapies for the treatment of people with cancer. Our product candidates have not received regulatory approval and are generally in clinical and pre-clinical stages of development. If the results from any of the clinical trials are poor, those results may adversely affect our ability to raise additional capital, which will affect our ability to continue full-scale research and development for our antibody technologies. In addition, our product candidates may take longer than anticipated to progress through clinical trials or patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to the clinical sites, the eligibility criteria for the study, and the availability of insurance coverage. In addition, because our products currently in clinical trials represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll in our clinical study. These factors contributed to slower than planned patient enrollment in our Phase II clinical study using Cotara(TM) for the treatment of brain cancer. If we encounter similar delays during our planned Phase III clinical study using Cotara(TM), we will likely experience increased costs and delays in conducting the Phase III trial. If we experience any such difficulties or delays with our other clinical trials, we may have to reduce or discontinue development or clinical testing of some or all of our product candidates currently under development.

OUR DEPENDENCY ON ONE RADIOLABELING SUPPLIER MAY NEGATIVELY IMPACT OUR ABILITY TO COMPLETE CLINICAL TRIALS AND MARKET OUR PRODUCTS.

         For the past four years, we have procured our antibody radioactive isotope combination services ("radiolabeling") with Iso-tex Diagnostics, Inc. for all clinical trials. If this supplier is unable to continue to qualify its facility or label and supply our antibody in a timely manner, our clinical trials could be adversely affected and significantly delayed. While there are other suppliers for radioactive isotope combination services, our clinical trials would be delayed for up to 12 to 18 months because it would take that amount of time to certify a new facility under current Good Manufacturing Practices and qualify the product, plus we would incur significant costs to transfer our technology to another vendor. Prior to commercial distribution of any of our products, if approved, we will be required to identify and contract with a company for commercial antibody manufacturing and radioactive isotope combination services. An antibody that has been combined with a radioactive isotope, such as I-131, cannot be stockpiled against future shortages because it must be used within one week of being radiolabeled to be effective. Accordingly, any change in our existing or future contractual relationships with, or an interruption in supply from, any such third-party service provider or antibody supplier could negatively impact our ability to complete ongoing clinical trials and to market our products, if approved.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE BECAUSE WE MAINTAIN ONLY LIMITED PRODUCT LIABILITY INSURANCE.

         We face an inherent business risk of exposure to product liability claims in the event that the administration of one of our drugs during a clinical trial adversely affects or causes the death of a patient. Although we maintain product liability insurance for clinical studies in the amount of $5,000,000 per occurrence or $5,000,000 in the aggregate on a claims-made basis, this coverage may not be adequate. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Our inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims in excess of our insurance coverage, if any, or a product recall, could negatively impact our financial position and results of operations.

         In addition, the contract manufacturing services that we offer through Avid expose us to an inherent risk of liability as the antibodies or other substances manufactured by Avid, at the request and to the specifications of our customers, could possibly cause adverse effects or have product defects. We obtain agreements from our customers indemnifying and defending us from any potential liability arising from such risk. There can be no assurance, however, that we will be successful in obtaining such agreements in the future or that such indemnification agreements will adequately protect us against potential claims relating to such contract manufacturing services. Although Avid has procured insurance coverage, there is no guarantee that we will be able to maintain our existing coverage or obtain additional coverage on commercially reasonable terms, or at all, or that such insurance will provide adequate coverage against all potential claims to which we might be exposed. A successful partially or completely uninsured claim against Avid would have a material adverse effect on our consolidated operations.

THE LIQUIDITY OF OUR COMMON STOCK WILL BE ADVERSELY AFFECTED IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ SMALLCAP MARKET.

         Our common stock is presently traded on The Nasdaq SmallCap Market. To maintain inclusion on The Nasdaq SmallCap Market, we must continue to meet the following six listing requirements:

         1. Net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income of at least $500,000 in either our latest fiscal year or in two of our last three fiscal years;
         2.       Public float of at least 500,000 shares;
         3.       Market value of our public float of at least $1,000,000;
         4. A minimum closing bid price of $1.00 per share of common stock, without falling below this minimum bid price for a period of 30 consecutive trading days;
         5.       At least two market makers; and
         6. At least 300 stockholders, each holding at least 100 shares of common stock.

         During August 2002, we were notified by The Nasdaq Stock Market, Inc. that we had fallen out of compliance with a listing requirement because the closing bid price our common stock was less than $1.00 for a period of 30 consecutive trading days. We now have 180 days from the date of notice or until February 18, 2003 to regain compliance by maintaining a minimum closing bid price of $1.00 per share for 10 consecutive trading days while maintaining all other listing requirements. Following this initial 180 calendar day grace period, if we can demonstrate either net income of at least $750,000 in either our latest fiscal year or in two of our last three fiscal years, stockholders' equity of $5 million or a market capitalization of at least $50 million, we will be afforded an additional 180 day grace period. We cannot guarantee that we will be able to achieve the minimum bid price requirement or maintain any of the other requirements in the future. If we fail to meet any of The Nasdaq SmallCap Market listing requirements, the market value of our common stock could fall and holders of common stock would likely find it more difficult to dispose of the common stock.

         If our common stock is delisted, we will apply to have our common stock quoted on the over-the-counter electronic bulletin board, or any successor exchange. Upon being delisted, however, our common stock will become subject to the regulations of the Securities and Exchange Commission relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or SmallCap Market, that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

THE SALE OF SUBSTANTIAL SHARES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         As of August 29, 2002, we had approximately 118,397,000 shares of common stock outstanding, and the last reported sales price of our common stock was $0.60 per share. We could also issue up to approximately 31,235,000 additional shares of common stock upon the exercise of outstanding options and warrants at an average exercise price of $1.33 per share for proceeds of up to approximately $41.6 million, if exercised on a 100% cash basis. Of the total warrants and options outstanding as of August 29, 2002, approximately 6,410,000 options and warrants would be considered dilutive to shareholders because we would receive an amount per share which is less than the current market price of our common stock. In addition to the above, we could issue approximately 4,412,000 additional shares of common stock upon the conversion of the convertible debentures at the initial conversion price of $0.85 per share.

OUR HIGHLY VOLATILE STOCK PRICE AND TRADING VOLUME MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON STOCK.

         The market price of our common stock and the market prices of securities of companies in the biotechnology sector have generally been highly volatile and are likely to continue to be highly volatile. The following table shows the high and low sales price and trading volume of our common stock for each quarter in the two years ended April 30, 2002:

                                                            COMMON STOCK TRADING
                                           COMMON STOCK            VOLUME
                                            SALES PRICE        (000'S OMITTED)
                                         ----------------   --------------------
                                          HIGH      LOW        HIGH      LOW
                                          ----      ---        ----      ---
    FISCAL YEAR 2002
    Quarter Ended April 30, 2002         $2.90     $1.50         751     135
    Quarter Ended January 31, 2002       $4.00     $1.32       3,525      73
    Quarter Ended October 31, 2001       $2.23     $0.81       4,265     117
    Quarter Ended July 31, 2001          $3.50     $1.21       2,127     127
    FISCAL YEAR 2001
    Quarter Ended April 30, 2001         $2.00     $1.06         705      91
    Quarter Ended January 31, 2001       $2.88     $0.38       2,380     191
    Quarter Ended October 31, 2000       $3.84     $1.94       3,387     200
    Quarter Ended July 31, 2000          $4.75     $2.50       3,742     391

         The market price of our common stock may be significantly impacted by many factors, including, but not limited to:

         o Announcements of technological innovations or new commercial products by us or our competitors;
         o Publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors;
         o        Our financial results or that of our competitors;
         o Announcements of licensing agreements, joint ventures, strategic alliances, and any other transaction that involves the sale or use of our technologies or competitive technologies;
         o Developments and/or disputes concerning our patent or proprietary rights;
         o        Regulatory developments and product safety concerns;
         o General stock trends in the biotechnology and pharmaceutical industry sectors;
         o Economic trends and other external factors, including but not limited to, interest rate fluctuations, economic recession, inflation, foreign market trends, national crisis, and disasters; and
         o Health care reimbursement reform and cost-containment measures implemented by government agencies.

         These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

WE MAY NOT BE ABLE TO COMPETE WITH OUR COMPETITORS IN THE BIOTECHNOLOGY INDUSTRY BECAUSE MANY OF THEM HAVE GREATER RESOURCES THAN WE DO AND THEY ARE FURTHER ALONG IN THEIR DEVELOPMENT EFFORTS.

         The biotechnology industry is intensely competitive. It is also subject to rapid change and sensitive to new product introductions or enhancements. We expect to continue to experience significant and increasing levels of competition in the future. Some or all of these companies may have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and running clinical trials. In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products which are comparable or superior to our technologies and products. Our competitors with respect to various cancer indications include the companies identified in the following table. Due to the significant number of companies attempting to develop cancer treating products, the following table is not intended to be a comprehensive listing of such competitors, nor is the inclusion of a company intended to be a representation that such company's drug will be approved.

------------------------------------ --------------- ---------------- ----------------------- ------------------
                                                                       MOST RECENT REPORTED
                                         CANCER         PRODUCT          CASH & INVESTMENTS       PEREGRINE'S
         COMPETITOR'S NAME             INDICATION        STATUS               BALANCE           PRODUCT STATUS
------------------------------------ --------------- ---------------- ----------------------- ------------------
Neurocrine Biosciences                   Brain          Phase II      $       306,005,000         Phase II
NeoPharm                                 Brain         Phase I/II     $       118,157,000         Phase II
Genentech                              Colorectal       Phase III     $     2,452,791,000          Phase I
Celgene Corporation                    Colorectal       Phase III     $       301,825,000          Phase I
Titan Pharmaceuticals, Inc.              Liver         Phase I/II     $        96,013,000          Phase I
MGI Pharma                               Liver          Phase II      $        75,822,000          Phase I
Imclone Systems, Inc.                  Pancreatic       Phase II      $       414,739,000          Phase I
ImmunoGen, Inc.                        Pancreatic        Phase I      $       144,002,000          Phase I
Vertex Pharmaceuticals, Inc.           Soft-tissue      Phase II      $       699,030,000          Phase I
                                        sarcoma
Idec Pharmaceuticals                    Lymphoma        Approved      $       876,411,000        Phase I/II
Corixa Corporation                      Lymphoma      BLA submitted   $        94,870,000        Phase I/II


         The above information was gathered from the most recent filings with the Securities and Exchange Commission for the above companies. For a listing of other competitors and products in clinical trials, you can utilize the world wide web and web sites such as http://www.biospace.com, http://biotech.about.com and http://www.centerwatch.com. We do not vouch for the accuracy of the information found at these web sites, nor do we intend to incorporate by reference its contents.

IF WE LOSE QUALIFIED MANAGEMENT AND SCIENTIFIC PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN SUCH PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR PRODUCTS OR WE MAY BE SIGNIFICANTLY DELAYED IN DEVELOPING OUR PRODUCTS.

         Our success is dependent, in part, upon a limited number of key executive officers, each of who are an at-will employee, and our scientific researchers. For example, because of their extensive understanding of our technologies and product development programs, the loss of either Mr. Steven King, our Vice President of Technology and Product Development, or Dr. Terrence Chew, our Senior Vice President of Clinical and Regulatory Affairs, would adversely affect our development efforts and clinical trial programs during the six to 12 month period we estimate it would take to find and train a qualified replacement.

         We also believe that our future success will depend largely upon our ability to attract and retain highly skilled research and development and technical personnel. We face intense competition in our recruiting activities, including competition from larger companies with greater resources. We do not know if we will be successful in attracting or retaining skilled personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our operations and financial performance.

                           FORWARD-LOOKING STATEMENTS

         Except for historical information, the information contained in this prospectus and in our reports filed with the SEC are "forward looking" statements about our expected future business and financial performance. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled "Risk Factors" specifically address some of the factors that may affect our future operating results and financial performance.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of our common stock by the selling stockholders. We may receive proceeds from the exercise of the warrants held by the selling stockholders, although they are not obligated to, and we can give no assurance that they will, exercise the warrants. The warrants are exercisable on a cash basis unless the resale of the shares under this registration statement is not effective at the time the warrant is exercised, in which case the holder may exercise the warrant on a cashless basis. If all warrants are exercised in full on a cash basis, we estimate that we will receive gross proceeds of $6,806,340. We intend to use such proceeds, if any, for working capital purposes. Pending the use of any such proceeds, we intend to invest these funds in short-term, interest bearing investment-grade securities.

                              SELLING STOCKHOLDERS

         The following table identifies the selling stockholders and indicates
(i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares of our common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.

         Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying debentures held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

         The terms of the debentures and the warrants whose underlying shares of common stock are included for resale under this prospectus prohibit conversion of the debentures or exercise of the warrants to the extent that conversion of the debentures would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% or 9.999% of our outstanding shares of common stock, and to the extent that exercise of the warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% or 9.999% of our outstanding shares of common stock. These limitations do not preclude a holder from converting or exercising a debenture or warrant, respectively, and selling shares underlying the debenture or warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amounts. The footnotes to the table describe beneficial ownership adjustments required by these limitations, if any.

         In addition to the above restrictions, the outstanding debentures and warrants each contain a provision which precluded us from issuing, in connection with the transactions described below, and at prices less than the greater of book or market value of our common stock, a number of shares of our common stock which, in the aggregate for such transactions, would exceed in excess of 19.99% of our common stock outstanding as of the date we consummated such transactions. The foregoing limitation will cease to apply in the event that we obtain, prior to any such prohibited issuance, approval of our stockholders under applicable Nasdaq Marketplace Rules to issue in connection with these transactions an aggregate number of shares equal to or in excess of 20% or outstanding shares of common stock. Consequently, we have determined that, although not presently required, it is more efficient and cost effective to solicit stockholder approval in connection with our annual stockholder meeting to be held on October 22, 2002, as opposed to call a special meeting of stockholders in the event that we later become required to seek such approval. You should refer to our definitive proxy statement on Form 14A, which was filed with the SEC on August 28, 2002, which contains the proposal in question.

         All of the shares of our common stock being offered under this prospectus were issued or are issuable upon exercise or conversion of warrants or debentures, respectively, that were issued in the following two private placement transactions:

FIRST SECURITIES PURCHASE AGREEMENT

         CONVERTIBLE DEBT ISSUANCE. On August 9, 2002, we entered into a private placement with four of the selling stockholders under a Securities Purchase Agreement, whereby we issued convertible debentures for aggregate gross proceeds equal to $3,750,000 ("Debenture"). The Debentures earn interest at a rate of 6% per annum, payable in cash semi-annually. Under the terms of the Debenture, the principal amount is convertible, at the option of the holder (or automatically upon our common stock trading at a certain price level for a certain period of time), into a number of shares of our common stock calculated by dividing the unpaid principal amount of the Debenture by the conversion price of $0.85 per share ("Conversion Price"). If we enter into any financing transactions (with certain defined exceptions) within 18 months following the date this registration statement is declared effective by the SEC ("Reset Period"), at a per share price less than the Conversion Price, the Conversion Price will be reset to the lower price for all outstanding Debentures. The Debentures are secured by generally all assets of the Company.

         Under this Securities Purchase Agreement, the selling stockholders who purchased debentures were also granted warrants to purchase an aggregate of 3,308,827 shares of our common stock, which was calculated, as to each selling stockholder, as follows: 75% of the quotient obtained by dividing the aggregate principal amount of the selling stockholder's Debenture by the initial Conversion Price. The warrants have a 4-year term and are exercisable six months after the date of issuance at an exercise price of $0.75 per share. The Exercise Price of the warrants may also be reduced to a lower price if, during the Reset Period, we enter into a financing transaction at a per share price less than the Exercise Price.

         COMMON STOCK PURCHASE. Under the same Securities Purchase Agreement, we sold an aggregate of 1,923,078 shares of our common stock to two selling stockholders for gross proceeds of $1,250,000. In conjunction with the sale of our common stock, we issued warrants to the two selling stockholders to purchase up to an aggregate of 1,442,309 shares of common stock. The warrants have a 4-year term and are exercisable six months after the date of issuance at an exercise price of $0.71 per share. The exercise price of these warrants is subject to a reset provision that is similar to that of the above described warrants issued in connection with the debentures. In addition, if we enter into any financing transaction during the Reset Period at a per share price less than the common stock purchase price of $0.65 per share ("Adjusted Purchase Price"), then each applicable selling stockholder will receive an adjustment warrant equal to (1) the number of shares of our common stock that would have been issued to such selling stockholder on the closing date at the Adjusted Purchase Price less (2) the number of shares of our common stock actually issued to such selling stockholder on the closing date. The adjustment warrant, if issued, will be priced at an exercise price of $0.001 per share and will expire 4 years from the closing date. If we issue any adjustment warrant, we are required to file an additional registration statement covering the resale of the shares of our common stock issuable upon exercise of such adjustment warrant.


SECOND SECURITIES PURCHASE AGREEMENT

         COMMON STOCK PURCHASE. Also on August 9, 2002, pursuant to a second Securities Purchase Agreement, we sold 3,298,462 shares of our common stock at a negotiated price of $0.65 per share in exchange for gross proceeds of $2,144,000 to selling stockholder. In conjunction with this offering, we issued a warrant to purchase up to an aggregate 4,648,846 shares of our common stock. The warrant has a 4-year term and is exercisable six months after the date of issuance at an exercise price of $0.71 per share. This warrant contains an exercise price reset provision similar to those described above. In addition, if we enter into any financing transaction within 18 months following the date this registration statement is declared effective by the SEC at a per share price less than the purchase price of $0.65 per share ("Adjusted Price"), then the selling stockholder will receive an adjustment warrant equal to (1) the number of shares of our common stock that would have been issued to such selling stockholder on the closing date at the Adjusted Price less (2) the number of shares of our common stock actually issued to such selling stockholder on the closing date. The adjustment warrant, if issued, will be at an exercise price of $0.001 per share and will expire 4 years from the closing date. If we issue any adjustment warrant, we are required to file an additional registration statement covering the resale of the shares of our common stock issuable upon exercise of such adjustment warrant.

         We entered into a Registration Rights Agreement with the selling stockholders under each of the Securities Purchase Agreements pursuant to which we agreed to register the resale of no less than 125% of the number of shares of our common stock issued or to be issued upon exercise of the warrants or conversion of the debentures. The figures below for each selling stockholder include the additional 25% of shares of common stock that we are required to include in the registration statement.

                                              SHARES BENEFICIALLY
                                                OWNED PRIOR TO                             SHARES BENEFICIALLY OWNED
                                                  OFFERING(1)          MAXIMUM NUMBER OF         AFTER OFFERING
           NAME OF REGISTERED             --------------------------    SHARES TO BE     ----------------------------
              SHAREHOLDER                      NUMBER       PERCENT        SOLD(2)            NUMBER         PERCENT
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
Otato L.P. (3)                                 470,589        *               823,531            0             0%
c/o OTA Limited Partnership
One Manhattanville Road
Purchase, NY 10577
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
SDS Merchant Fund, L.P. (4)                    882,353        *             1,544,118            0             0%
c/o SDS Capital Partners
53 Forest Avenue, 2nd Floor
Old Greenwich, CT 06870
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
Xmark Fund, L.P. (5)                           778,530        *             1,362,428            0             0%
152 W. 57th Street, 21st Floor
New York, NY 10019
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
Xmark Fund, Ltd. (6)                         2,162,648      1.8%            3,784,634            0             0%
152 W. 57th Street, 21st Floor
New York, NY 10019
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
Cleveland Overseas Limited (7)                 117,648        *               205,884            0             0%
St. Markusgazza 19
FL-9490 Vaduz, Liechtenstein
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
Cranshire Capital, L.P. (8)                  1,384,616      1.2%            2,423,078            0             0%
666 Dundee Road, Suite 1901
Northbrook, IL 60062
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
Alpha Capital Aktiengesellschaff (9)           538,462        *               942,309            0             0%
160 Central Park South, Suite 2701
New York, NY 10019
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------
ZLP Master Fund, Ltd. (10)                   3,298,462      2.8%            7,947,308            0             0%
Goldman Sachs (Cayman) Trust, Ltd.
2nd Floor, Harbour Centre
Georgetown, Cayman Islands, B.W.I.
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------

TOTAL                                        9,633,308      8.14%          19,033,290            0             0%
----------------------------------------- --------------- ---------- -------------------- ---------------- -----------

----------------------
*        Represents less than 1%.

(1) Based on an aggregate of 118,396,749 shares of common stock issued and outstanding as of August 29, 2002.

(2) Assumes that all selling stockholders will resell all of the offered shares.

(3) Includes (i) up to 470,589 shares which may be issued to Otato L.P. upon conversion of a 6% convertible debenture issued in connection with a Securities Purchase Agreement dated August 9, 2002, at a conversion price of $0.85 per share and (ii) up to 352,942 shares which may be issued to Otato L.P. upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.75 per share. Otato L.P. has not had a material relationship with us or any of our affiliates within the past three years.

(4) Includes (i) up to 882,353 shares which may be issued to SDS Merchant Fund, LP upon conversion of a 6% convertible debenture issued in connection with a Securities Purchase Agreement dated August 9, 2002, at a conversion price of $0.85 per share and (ii) up to 661,765 shares which may be issued to SDS Merchant Fund, LP upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.75 per share. SDS Merchant Fund, LP has not had a material relationship with us or any of our affiliates within the past three years.

(5) Includes (i) up to 778,530 shares which may be issued to Xmark Fund, L.P. upon conversion of a 6% convertible debenture issued in connection with a Securities Purchase Agreement dated August 9, 2002, at a conversion price of $0.85 per share and (ii) up to 583,898 shares which may be issued to Xmark Fund, L.P. upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.75 per share. Xmark Fund, L.P. has not had a material relationship with us or any of our affiliates within the past three years.

(6) Includes (i) up to 2,162,648 shares which may be issued to Xmark Fund, Ltd. upon conversion of a 6% convertible debenture issued in connection with a Securities Purchase Agreement dated August 9, 2002, at a conversion price of $0.85 per share and (ii) up to 1,621,986 shares which may be issued to Xmark Fund, Ltd. upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.75 per share. Xmark Fund, Ltd. has not had a material relationship with us or any of our affiliates within the past three years.

(7) Includes (i) up to 117,648 shares which may be issued to Cleveland Overseas Limited upon conversion of a 6% convertible debenture issued in connection with a Securities Purchase Agreement dated August 9, 2002, at a conversion price of $0.85 per share and (ii) up to 88,236 shares which may be issued to Cleveland Overseas Limited upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.75 per share. Cleveland Overseas Limited has not had a material relationship with us or any of our affiliates within the past three years.

(8) Includes (i) 1,384,616 shares issued to Cranshire Capital, L.P. in connection with a Securities Purchase Agreement dated August 9, 2002, at a purchase price of $0.65 per share and (ii) up to 1,038,462 shares which may be issued to Cranshire Capital, L.P. upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.71 per share. Cranshire Capital, L.P. has not had a material relationship with us or any of our affiliates within the past three years.

(9) Includes (i) 538,462 shares issued to Alpha Capital Aktiengesellschaff in connection with a Securities Purchase Agreement dated August 9, 2002, at a purchase price of $0.65 per share and (ii) up to 403,847 shares which may be issued to Alpha Capital Aktiengesellschaff upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.71 per share. Alpha Capital Aktiengesellschaff has not had a material relationship with us or any of our affiliates within the past three years.

(10) Includes (i) 3,298,462 shares issued to ZLP Master Fund, Ltd. in connection with a Securities Purchase Agreement dated August 9, 2002, at a purchase price of $0.65 per share and (ii) up to 4,648,846 shares which may be issued to ZLP Master Fund, Ltd. upon exercise of an outstanding warrant issued in connection with the Securities Purchase Agreement. The exercise price of the warrant is $0.71 per share. ZLP Master Fund, Ltd. has not had a material relationship with us or any of our affiliates within the past three years.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

         o Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
         o Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transactions;
         o Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
         o An exchange distribution in accordance with the rules of the applicable exchange;
         o        Privately negotiated transactions;
         o        Short sales;
         o Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
         o        A combination of any such methods of sale; and
         o        Any other method permitted pursuant to applicable law.

         The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

         The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed our Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         The Selling Stockholders may enter into hedging transactions with third parties, which may in turn engage in short sales of the securities in the course of hedging the position they assume. The Selling Stockholders may also enter into short positions or other derivative transactions relating to the securities, or interests in the securities, and deliver the securities, or interests in the securities, to close out their short or other positions or otherwise settle short sales or other transactions, or loan or pledge the securities, or interests in the securities, to third parties that in turn may dispose of these securities.

         The Selling Stockholders have agreed that they will not engage in any trading practice or activity for the purpose of manipulating the price of our common stock or otherwise engage in any trading practice or activity that violates the rules and regulations of the SEC.

         Our Company is required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the shares of our common stock offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of our common stock offered by this prospectus may not be sold unless such shares have been registered or qualified for sale in these states or an exemption from registration or qualification is available and complied with.

         Our common stock is currently traded on The Nasdaq SmallCap Market under the symbol "PPHM."

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus has been passed upon for us by Falk, Shaff & Ziebell, LLP, Irvine, California.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended April 30, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          WHERE TO LEARN MORE ABOUT US

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act, relating to the shares of our common stock being offered by this prospectus. For further information pertaining to our common stock and the shares of common stock being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the SEC. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with such requirements, files reports, proxy statements and other information with the SEC relating to its business, financial statements and other matters. Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Exchange Act and other information filed with the SEC as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov. Our common stock is traded on The Nasdaq SmallCap Market under the symbol "PPHM." Reports, proxy statements and other information concerning our Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus the documents we file with them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

         1. Annual Report on Form 10-K for the fiscal year ended April 30, 2002, as filed with the SEC on August 13, 2002, under Section 13(a) of the Securities Exchange Act of 1934;
         2. Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended April 30, 2002, as filed with the SEC on August 14, 2002, under Section 13(a) of the Securities Exchange Act of 1934;
         3.       Current Report on Form 8-K, as filed with the SEC on August
                  12, 2002;
         4.       Current Report on Form 8-K, as filed with the SEC on August
                  13, 2002;
         5.       Current Report on Form 8-K, as filed with the SEC on August
                  22, 2002;
         6. Definitive Proxy Statement with respect to the Annual Meeting of Stockholders to be held on October 22, 2002, as filed with the SEC on August 28, 2002;
         7. The description of our common stock contained in our Registration Statement on Form 8-A and Form 8-B (Registration of Successor Issuers) filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and
         8. All other reports filed by us under Section 13(a) of 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 30, 2002.

         All documents we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effective date of the registration statement or subsequent to the date of this prospectus and prior to the filing of a post-effective amendment indicating that all securities offered have been sold (or which re-registers all securities then remaining unsold), are deemed to be incorporated in this prospectus by this reference and to be made a part of this prospectus from the date of filing of such documents.

         We will provide, without charge, upon written or oral request of any person to whom a copy of this prospectus is delivered, a copy of any or all of the foregoing documents and information that has been or may be incorporated in this prospectus by reference, other than exhibits to such documents. Requests for such documents and information should be directed to Attention: Paul J. Lytle, Vice President, Finance and Accounting, 14272 Franklin Avenue, Suite 100, Tustin, California 92780-7017, telephone number (714) 508-6000. See also "Where to Learn More About Us."

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our Bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties, and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We have liability insurance for our directors and officers.

         In addition, our Certificate of Incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Provisions of our Bylaws require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

         We have in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures our directors and officers against losses arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses us for amounts, which we lawfully indemnify or are required or permitted by law to indemnify our directors and officers.

================================================================================


YOU SHOULD RELY ONLY ON THE INFORMATION
CONTAINED IN THIS DOCUMENT OR TO WHICH WE
HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED           [PEREGRINE LOGO]
ANYONE TO PROVIDE YOU WITH INFORMATION THAT
IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED
WHERE IT IS LEGAL TO SELL THESE SECURITIES.
THE INFORMATION IN THIS DOCUMENT MAY ONLY BE
ACCURATE ON THE DATE OF THIS DOCUMENT.

   __________________________________                 COMMON STOCK


             TABLE OF CONTENTS

PROSPECTUS SUMMARY                        1         _________________
RISK FACTORS                              3
FORWARD-LOOKING STATEMENTS                7            PROSPECTUS
USE OF PROCEEDS                           8         _________________
SELLING STOCKHOLDERS                      8
PLAN OF DISTRIBUTION                     12
LEGAL MATTERS                            13
EXPERTS                                  13
WHERE TO LEARN MORE ABOUT US             13
INCORPORATION OF CERTAIN
       DOCUMENTS BY REFERENCE            14
DISCLOSURE OF COMMISSION
       POSITION ON INDEMNIFICATION
       FOR SECURITIES ACT LIABILITIES    14





                                                    SEPTEMBER 10, 2002

================================================================================